Lapolla Industries, Inc. Intercontinental Business Park 15402 Vantage Pkwy E, # 322 Houston, Texas 77032 281.219.4700 Fax 281.219.4710

April 22, 2010
File No. 1-31354
Attn:  Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549-4631

Re:          Response to Comment Letter dated March 17, 2010

Dear Mr. Decker:

Please find herein our responses ordered in the manner in which they were presented to the above reference for your review.

Form 10-K for the Year Ended December 31, 2008

General

Comment 1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response 1.  We acknowledge your comment and have included additional disclosures and other revisions herein where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 8

Comment 2.  We have read your response to comment two from our letter dated February 4, 2010.  You indicated that you do not believe that it is necessary to amend your 2008 Form 10-K to disclose the non-compliance of your debt covenants based on the fact that your lender did not call the debt due and your most recent balance sheet in your Form 10-Q had the debt classified as current.  Given that you were not in compliance with your debt covenants and you did not get an official waiver from your lender, please tell us how you determined that it is not necessary to classify your revolving credit note as “current” as of December 31, 2008.  We also continue to believe that your non-compliance with your debt covenants should be disclosed accordingly.  Please also separately address your classification of your revolving credit note as long-term as of March 31, 2009 and June 30, 2009.  Refer to SFAS 78.  If you conclude that your revolving credit note should be classified as “current,” please do so in your 2008 and 2009 financial statements as restated to address comment three from our letter dated February 4, 2010 and provide clarifying disclosures regarding the reclassification.

Response 2.  We have reviewed your comment and the related guidance provided by SFAS 78 and have restated and reclassified our ComVest revolving credit note debt as “current” as of December 31, 2008 in our Form 10-K for the year ended December 31, 2009 filed with the SEC when due on March 31, 2010 (“2009 Form 10-K”).  Additionally, we have disclosed our non-compliance with our debt covenants in our 2009 Form 10-K.  Please refer to the sections and page numbers provided below in our 2009 Form 10-K, all of which are incorporated herein by this reference, for our disclosures:

1.	Preface entitled “Restatement of Certain Prior Period Information” on page 1;
2.	MD&A “Restatement of Certain Prior Period Information” section on page 6;
3.	Liquidity and Capital Resources section starting on page 8 and ending on page 10;
4.	Item 9A – Controls and Procedures starting on page 10 and ending on page 11;
5.	Item 9A(T) – Controls and Procedures on page 11;
6.	Report of Independent Registered Public Accounting Firm on page F-1;
7.	Balance Sheet on page F-2;
8.	Note 1, “Restatements and Corrections to Previously Issued Financial Statements” section on page F-6;
9.	Note 22 – “Restatements and Corrections to Previously Issued Financial Statements” on page F-23.

Certain Relationships and Related Transactions, and Director Independence, page 20

Comment 3.  We have read your response to comment three from our letter dated February 4, 2010.  With the assumption that you will file your Form 10-K for the year ended December 31, 2009 on a timely basis, we will not object to your second alternative whereby you agree to include restated selected quarterly financial data for fiscal 2009 and 2008 and restated fiscal 2008 financial statements and notes in your fiscal 2009 Form 10-K.  We remind you that when you present your restated financial information you should appropriately address the following:

•	Ensure your auditors include an explanatory paragraph addressing the 2008 restatement in their audit opinion;
•	Label all affected financial statement periods as restated;
•	Fully comply with FAS 154, paragraphs 25 and 26;
•	Provide full disclosures in all relevant portions of the document, including MD&A, selected financial data, and quarterly financial data; and
•	With reference to Items 307 and 308(c) of Regulation S-K, ensure your Item 9A. disclosures include the following:
o	A discussion of the restatement and the facts and circumstances surrounding it;
o	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures and internal controls over financial reporting; and
o	A discussion of anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements.

Response 3.  We have reviewed your comments, FAS 154 (paragraphs 25 and 26), and Items 307 and 308(c) of Regulation S-K in relation to Item 9A, and included restated selected quarterly financial data for fiscal 2009 and 2008 and restated fiscal 2008 financial statements and notes in our fiscal 2009 Form 10-K, to comply with your requests. Please refer to the sections and page numbers provided below in our 2009 Form 10-K, all of which are incorporated herein by this reference, for our disclosures:

1.	Preface entitled “Restatement of Certain Prior Period Information” on page 1;
2.	MD&A “Restatement of Certain Prior Period Information” section on page 6;
3.	Item 9A – Controls and Procedures starting on page 10 and ending on page 11;
4.	Item 9A(T) – Controls and Procedures on page 11;
5.	Director Compensation table, footnotes (1) and (2) on page 19;
6.	Security Ownership of Management table, footnote (1) on page 20;
7.	Transactions with Related Persons section, item (j), page 23;
8.	Report of Independent Registered Public Accounting Firm on page F-1;
9.	Balance Sheet on page F-2;
10.	Statements of Operations on page F-3;
11.	Statements of Stockholders’ Equity on page F-4;
12.	Statements of Cash Flows on page F-5;
13.	Note 1, “Restatements and Corrections to Previously Issued Financial Statements” section page F-6;
14.	Note 13 – Restatements and Corrections to Previously Issued Financial Statements, item (g), on page F-17;
15.	Note 18 – Share-Based Payments Arrangements, “Related Party Director Plan”, on page F-20;
16.	Note 21 – Selected Quarterly Financial Data (Unaudited) on page F-22; and
17.	Note 22 – Restatements and Corrections to Previously Issued Financial Statements on page F-23.

Form 10-Q for the Quarter Ended September 30, 2009

General

Comment 4.  Please address the comments above in your interim filings as well.

Response 4.  We acknowledge your comment and have included disclosures where appropriate in our 2009 Form 10-K to comply with your requests.  Refer to our Response 2 to your Comment 2 above for the applicable disclosure information.

Financial Statement

Note 7.  Revolving Credit and Term Loan Agreement and Related Agreements, page 6

Comment 5.  We have read your response to comment six from our letter dated February 4, 2010.  It does not appear that you have disclosed whether you were in compliance with your debt covenants as of September 30, 2009. Please tell us supplementally and ensure future filings clearly indicate whether or not you are in compliance with your debt covenants.  Please also specifically disclose in future filings if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response 5.  We have reviewed your comment and have included disclosures where appropriate in our 2009 Form 10-K to comply with your requests. Refer to our Response 2 to your Comment 2 above, as well as Note 10 – Revolving Credit and Term Loan Agreement and Related Agreements on page 14 in our 2009 Form 10-K, all of which are incorporated herein by this reference, for the applicable disclosure information. See also our letter dated January 8, 2010, specifically Response 15 to your Comment 15 in your letter dated November 3, 2009, “Liquidity and Capital Resources” section 3.C. starting on page 21 and ending on page 23, for a discussion of our non-compliance with our ComVest debt covenants at September 30, 2009.

Note 8.  Derivatives and Fair Value, page 6

Comment 6.  We have read your response to comment seven from our letter dated February 4, 2010.  Please provide a comprehensive legal analysis explaining the basis under state corporate and federal securities law for your decision to remove your Series A preferred shares from your books and to derecognize these shares.  Please also tell us what consideration you gave to the need for a shareholder vote on the modification of this class of securities.

Response 6.  We have reviewed your comment and after conferring with our SEC legal counsel with respect to this particular matter, we reiterate our prior responses. Please refer to our response letters dated January 8, 2010, specifically Response 17 to your Comment 17 in your letter dated November 3, 2009, and March 5, 2010, specifically Response 7 to your Comment 7 in your letter dated February 4, 2010. To be clear, we are not derecognizing or modifying our Series A preferred stock designation or class of securities, which were previously approved by the shareholders of the Company, under our capitalization structure. We are merely reversing the recordation of the remaining Series A preferred stock on our books and records due to an error in maintaining them as outstanding in the first place. As a result, since we are correcting an accounting error, a comprehensive legal analysis explaining the basis under state corporate and federal securities laws, as well as a vote on the modification of this class of securities by our shareholders, is unnecessary. To be sure, however, we are attaching a “memorandum” from our SEC legal counsel, Alfred V. Greco, Esquire, to further corroborate our decision to remove the outstanding Series A preferred shares at December 31, 2009, for your review and records. Please also refer to Note 19 – Preferred Stock, “Series A Convertible Preferred Stock” section, on page 20 in our 2009 Form 10-K, which is incorporated herein by this reference, for the applicable disclosure information.

Please be advised that in connection with responding to your comments above, please find our written statement below acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

It is important to us that you understand our appreciation for the manner in which you and your staff are guiding us in our compliance with applicable disclosure requirements, and more importantly, the enhancement of our presentation to our shareholders in our periodic filings.

If you have any questions or concerns or wish to discuss any of the matters addressed herein or require clarification on anything whatsoever in whatever regard relating to this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

LAPOLLA INDUSTRIES, INC.

/s/  Michael T. Adams, EVP

Michael T. Adams
Executive Vice President

MTA/

Attachment:  Memorandum from Alfred V. Greco, PLLC

ATTACHMENT

ALFRED V. GRECO, PLLC

ALFRED V. GRECO
  ATTORNEY AT LAW

MEMORANDUM

To:   Michael T. Adams, Executive Vice President

From:    Alfred V. Greco, Esquire

Date:    April 19, 2010

Re:   Continental Stock Transfer – Company Review

I have been requested to assist the Company in responding to the last comment from the SEC staff requesting a discussion of state and federal law relating to the Company’s determination to remove $55,035 from the Series A Convertible Preferred share designation in the balance sheet contained in its 2008 Form 10k Report filed with the SEC.

The Company previously had explained that the removal of that $55,035 amount was to correct an error dating back to prior to 1996 when the Company was reorganized and management changed.  Due to the Company’s incomplete and fragmented records available, many of which were undated, and lack of any definitive record or list of names and addresses of Series A preferred shareholders and lack of any communication with or from such shareholders since 1994, the Board had carried the aforesaid amount based upon the prior filings.  The Board has now determined that such shares must have been effectively converted into common stock and it had been carrying the outstanding Series A Preferred Share designation in error.

Incidental to the SEC staff’s request, the undersigned was requested and undertook an examination of the available records maintained at the offices of Continental Stock Transfer Co, (“Continental”) transfer agent for LaPolla Industries, Inc.  The review of its records dated back to 1992 when Natural Child Care, Inc. (a predecessor of the Company) became a public company and appointed Continental its transfer agent.  Continental only assumed responsibility to maintain records for issuances and transfers of common stock and warrants (in the form of units being sold by the predecessor).

199 MAIN STREET, SUITE 7C6, WHITE PLAINS, NEW YORK, 10601
TELEPHONE: 914-682-3030    FAX: 914-682-3035    EMAIL: AGRECO@AVLEGAL.COM

The results of the review confirmed the lack of information which would conclusively establish that all of the preferred shares had in fact been converted.  This was due to the fact that the transfer agent never officially assumed agency over the preferred shares and never kept a formal reserve of common stock for issuance upon conversion of the preferred shares. Apparently, the transfer agent kept an informal tabulation and reserve as to the preferred shares based upon communications from company counsel and the Company.  The transfer agent’s and the Company’s files during the period 1994 to 2002 are fragmented, schedules are undated and there is no evidence available that whatever schedules are contained in the Company files, whether such were the work product of an officer of the Company or of the Company’s accountant or auditor.

There was a schedule (“undated”) containing a list of Series A preferred shareholders (no addresses) and the number of their shares that were converted into common stock (199,800 preferred shares).  That schedule also stated that there remained 22,500 common shares reserved for conversion from outstanding Series A preferred stock.

Another schedule was ostensibly prepared as of July 31, 1994, (fiscal year end), stating in pertinent part, that all of the outstanding Series A convertible preferred shares had been converted into common stock except shares held by the following individuals:

Series A Preferred Shares
Tom Long – 12,500
Arthur Long Jr. – 37,500
Barry Garfinkel – 25,000

There was no indication of the identity of the preparer of this schedule, or whether it was an official document or official source of information.

Utilizing the April, 1992 prospectus which listed names and addresses of the Series A Preferred shareholders, I was able to contact the above individuals, one of whom said that he believed he converted, another individual stated he could not remember but will not dispute the Company’s position that the preferred shares were heretofore converted into common stock, and the third said he would have to go back and check his records. I have not heard further from the latter party.

Finally, I located a letter addressed to the transfer agent from the office of Davidoff and Malito, then Company counsel, dated August 18, 1994 (after the July 31, 1994 year end schedule mentioned above), stating in pertinent part, “As for the current reserve, we have no more preferred and the warrants will probably not be exercised during 1994”.

Conclusion

Based upon the incompleteness of the records of the Company (and the transfer agent) and the fact that there has been no claim, communication or otherwise regarding the Series A preferred shares since 1994, the Board has determined that there had to have been an error in carrying the designated amount (less closing costs) of $55,035 as par value and liquidation preference for 62,500 outstanding Series A Preferred shares in the Company’s balance sheet and filings with the SEC. The Board of Directors determined to correct the error and authorized removal of the designation that 62,500 Series A preferred shares were outstanding and deleted the $55,035 amount from the capital section of the balance sheet and increased capital contributed in excess of par by $55,035.

Based upon the foregoing, I believe after (a) a review of the records of the transfer agent and (b) my communications with the 3 last known holders of the Series A preferred shares as of July 31, 1994, and (c) the letter of Davidoff & Malito dated August 18, 1994, confirming to the transfer agent that there were no more (outstanding) preferred, the Board’s conclusion to correct an error in removing the designated amount of $55,035 for par value and legal preference value for 62,500 outstanding Series A preferred shares was not controverted by my review and examination of the records of the transfer agent.  Further, given the fact that the last known investor had not, as of the date of this writing, reviewed his records, any potential error is negligible, and does not materially affect the general public interest.

/s/  Alfred V. Greco, Esquire
Alfred V. Greco